NovaCopper Inc.

Third Quarter 2012
Management’s Discussion & Analysis

August 31, 2012

Unaudited
(expressed in US dollars)

2	NovaCopper Inc.
Q3-2012

Management’s Discussion and Analysis
(Unaudited)
(expressed in US dollars)

General

This Management’s Discussion and Analysis (“MD&A”) of NovaCopper Inc. (“NovaCopper” or “the Company”) is dated October 10, 2012 and provides an analysis of NovaCopper’s unaudited financial results for the quarter ended August 31, 2012 compared to the quarter ended August 31, 2011.

The following information should be read in conjunction with the Company’s August 31, 2012 unaudited interim consolidated financial statements and related notes which were prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The Company adopted U.S. GAAP on December 1, 2012 applied retrospectively. Previously, the Company reported under Canadian generally accepted accounting principles (“Canadian GAAP”). There were no measurement differences on adoption at December 1, 2012. The MD&A should also be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended November 30, 2011, which were prepared in accordance with Canadian GAAP and reconciled to U.S. GAAP. A summary of the U.S. GAAP accounting policies are outlined in note 2 of the unaudited interim consolidated financial statements. All amounts are in United States dollars unless otherwise stated.

Scott Petsel, P.Geo., an employee of the Company, Upper Kobuk Mineral Projects Manager, and a qualified person under National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), has approved the scientific and technical information in the MD&A.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE-MKT under the symbol “NCQ”. Additional information related to NovaCopper is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Description of business

NovaCopper is a base metals exploration company focused on exploring and developing the Ambler mining district in Alaska, U.S.A. The Company conducts its operations through a wholly-owned subsidiary, NovaCopper US Inc. (“NovaCopper US”). The Company’s Upper Kobuk Mineral (“UKMP”) projects consist of the 100% owned Ambler property which hosts the Arctic copper-zinc-lead-gold-silver deposit and the Bornite deposit located on the Bornite property acquired through a collaborative long-term agreement with NANA Regional Corporation, Inc. (“NANA”), a Regional Alaska Native Corporation. The Company is primarily focused on developing copper properties in the Ambler mining district, some of which also have significant zinc, lead, gold and silver resources. In addition, NovaCopper’s principal properties are located in Alaska, a region with low geopolitical risk that has a long history of mining, established permitting standards and governments supportive of resource development. NovaCopper has drawn on the expertise of its management and Board of Directors with their years of experience at NOVAGOLD Resources Inc. (“NOVAGOLD”). The Company is focused on continuing to identify high-grade mineralization with additional exploration being executed in 2012.

NovaCopper was formed in 2011 by NOVAGOLD to hold the UKMP projects, and was spun-out by NOVAGOLD through a Plan of Arrangement effective April 30, 2012. NOVAGOLD shareholders received one NovaCopper common share for every six common shares of NOVAGOLD held on the effective date.

Corporate developments

Executive officers

The Company’s VP and Chief Financial Officer, Elaine Sanders, and VP Human Resources and Workforce Development, Sacha Iley, will be joining the Company full time in their respective roles. Previously, services from these officers were provided through a Services Agreement with NOVAGOLD. Ms. Sanders and Ms. Iley will be transitioning to employment with NovaCopper over the next several months.

On August 1, 2012, the Company announced the addition of Patrick Donnelly as VP Corporate Communications, to assist the Company in its stakeholder engagement, including shareholders, local communities, Native Corporations, and various levels of government.

NovaCopper Inc.	3
Q3-2012

Management’s Discussion & Analysis
(Unaudited)
(expressed in US dollars)

US domestic issuer status

The Company has recently determined that it will lose its status as a foreign private issuer under U.S. federal securities laws, effective December 1, 2012. As a U.S. domestic issuer, the Company will no longer be exempt from certain provisions of the U.S. federal securities laws, including U.S. proxy rules and Section 16 reporting, and will be required to file reports on forms required of U.S. companies, including its annual report for Form 10-K.

Current activities

NovaCopper has approved a 2012 projects budget of $16.5 million to support exploration activities and engineering studies at the Ambler and Bornite properties following completion of the Plan of Arrangement. This year’s planned program has focused exploration efforts on the Bornite property and the Sunshine deposit, a satellite polymetallic VMS deposit located 12 kilometers west of the Arctic deposit. An estimated 15,000 – 18,000 meters of diamond core drilling is planned with four rigs drilling at the properties. For the nine months ending August 31, 2012, the Company spent $12.2 million in drilling activities and project support for the 2012 drilling season. The Company purchased camp structures and equipment of $1.5 million to support activities at site. The Company anticipates spending on-budget through the conclusion of the 2012 drilling season.

On July 18, 2012, the Company reported its initial resource estimate under NI 43-101 for the Ruby Creek zone of the Bornite property in a report entitled “NI 43-101 Technical Report Resource Estimation – Ruby Creek zone, Bornite deposit, Upper Kobuk Mineral Project, Northwest Alaska.” At a 0.5% copper cut-off grade, the Ruby Creek zone contains Indicated Resources of 6.8 million tonnes at 1.19% Cu or 178.7 million pounds of contained copper and Inferred Resources of 47 million tonnes of 0.84% Cu or 883.2 million pounds of contained copper. Resources are stated as contained within a potentially economic resource limiting pit shell using a metal price of $3.00 per pound copper, mining costs of $1.50 per tonne, processing costs of $10.00 per tonne, 100% recoveries and an average pit slope of 45 degrees.

It is important to note the Ruby Creek zone resource of the Bornite deposit does not include the South Reef target located approximately 600 metres east of the Ruby Creek zone identified in 2011. Additional drilling is currently underway to obtain sufficient data for the preparation of a NI 43-101 compliant resource estimate for the South Reef target anticipated to be completed in Q1 2013.

Property review

NovaCopper’s principal assets, the UKMP projects, are located in the highly prospective Ambler district in Northwest Alaska. The Company’s UKMP projects comprises a total of approximately 352,900 acres (142,831 hectares) consisting of the Ambler and Bornite properties.

Ambler

Ambler, which hosts the high-grade copper-zinc-lead-gold-silver Arctic deposit, is owned by NovaCopper US. Ambler is an exploration-stage property located in Northwestern Alaska comprising 112,058 acres (45,348 hectares) of Federal patented mining claims and State of Alaska mining claims, within which volcanogenic massive sulfide (“VMS”) mineralization has been found.

On January 11, 2010, NOVAGOLD purchased 100% of the Ambler property. As consideration, NOVAGOLD, issued 931,098 common shares with a fair value of $5.0 million and agreed to make cash payments to the vendor of $12.0 million each in January 2011 and January 2012, respectively, for total consideration of $29.0 million. The January 2011 payment was made by NOVAGOLD on January 7, 2011 and the January 2012 payment was made in advance by NOVAGOLD on August 5, 2011. Total fair value of the consideration was $26.5 million, including transaction costs associated with the acquisition of $0.1 million. The vendor retained a 1% net smelter return royalty that the owner of the property can purchase at any time for a one-time payment of $10.0 million.

Under U.S. GAAP, the Company has accounted for the Ambler property as a mineral property with acquisition costs capitalized and exploration costs expensed in accordance with the Company’s accounting policies. As a result of the spin-off of NovaCopper from NOVAGOLD, the unaudited interim consolidated financial statements have been presented under the continuity of interest basis of accounting whereby the amounts are based on the amounts recorded by NOVAGOLD.

4	NovaCopper Inc.
Q3-2012

Management’s Discussion & Analysis
(Unaudited)
(expressed in US dollars)

Bornite

On October 19, 2011, NovaCopper US and NANA signed a collaborative agreement to explore and develop the Ambler mining district. Under the Exploration Agreement and Option to Lease, NovaCopper US acquired the exclusive right to explore the Bornite property and lands deeded to NANA through the Alaska Native Claims Settlement Act (“ANCSA”), located adjacent to the Ambler property.

As consideration, NovaCopper paid $4.0 million upon signing to acquire the right to explore and develop the combined Ambler district which includes NovaCopper’s Ambler property. Upon the decision to proceed with development of a mine on the lands, including Ambler, NANA maintains the right to purchase between a 16%-25% interest in the mine or retain a 15% net proceeds royalty. Should NANA elect to purchase an interest, consideration will be payable equal to the historical costs incurred on the properties at the elected percentage purchased less $40.0 million. The parties would form a joint venture and be responsible for all future costs based on their pro-rata share. The completion of the agreement with NANA creates a total land package incorporating NovaCopper’s Ambler property with the adjacent Bornite property and ANCSA lands for a total of approximately 352,900 acres (142,831 hectares).

NANA would also be granted a net smelter return royalty between 1% and 2.5% upon the execution of a mining lease or a surface use agreement, the amount which is determined by the area of land production originates from.

Under U.S. GAAP, the Company has accounted for the Bornite property as a mineral property with acquisition costs capitalized and exploration costs expensed.

Summary of quarterly results

	in thousands of dollars,
	except for per share amounts
	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011
	$	$	$	$
Accretion expense	-	486	-	974
Amortization	235	113	521	169
General and administrative	778	32	1,530	46
Mineral properties expense	9,139	5,589	12,197	8,367
Professional fees	46	25	190	36
Salaries	316	-	1,139	-
Salaries – stock-based compensation	1,987	-	7,481	-
Loss and comprehensive loss for the period	12,559	6,285	23,177	9,683
Basic and diluted loss per common share	$0.27	$62,850	$1.11	$210,500

For the nine-month period ended August 31, 2012, the Company reported a net loss of $23.2 million (or $1.11 basic and diluted loss per common share) compared to a net loss of $9.7 million for the corresponding period in 2011 (or $210,500 basic and diluted loss per common share). This variance was primarily due to significantly increased activities at its UKMP projects during the 2012 field season and general administrative expenses. Mineral property expenses consist of direct drilling, personnel, community, engineering and other exploration expenses, as well as indirect project support expenses such as fixed wing charters, helicopter support, fuel, and other camp operation costs. The remaining variance is due to the presence of stock-based compensation expense during 2012 which included the granting of 6.0 million options to directors, officers and employees during the period. As the Company was not a publicly traded entity in 2011, there is no similar charge. The comparable basic and diluted loss per common share for 2011 is significantly higher than 2012 as the Company had 100 common shares outstanding at the end of the period held by NOVAGOLD following its incorporation in April 2011. Expenses to April 30, 2012, the date of completion of the spin-out, were funded by NOVAGOLD and its affiliates.

Other important variances for the nine-month period ended August 31, 2012 compared to the same period in 2011 are as follows: (a) an $1.0 million accretion expense in 2011 from property payments owing on the Ambler property which were completed in 2011 which resulted in no comparable expense in 2012; (b) $1.5 million in general and administrative expenses in 2012 compared to $0.05 million in 2011, primarily as a result of NovaCopper becoming a public company following the completion of the spin-out from NOVAGOLD and the start-up expenses associated with managing an office; (c) $12.2 million on mineral properties expense in 2012 compared to $8.4 million in 2011, due to increased activities in 2012 at the Company’s UKMP projects operating a four-drill program when compared to two-drill program in 2011; and (d) $1.1 million salaries expense in 2012 compared to $nil in the same period in 2011, primarily because the Company had corporate employees during 2012 which included a one-time expense of $0.6 million to account for the issuance of 76,005 common shares under the President’s employment agreement with the completion of the spin-out.

NovaCopper Inc.	5
Q3-2012

Management’s Discussion & Analysis
(Unaudited)
(expressed in US dollars)

For the three-month period ended August 31, 2012, the Company reported a net loss of $12.6 million (or $0.27 basic and diluted loss per common share) compared to a net loss of $6.3 million for the corresponding period in 2011 (or $62,850 basic and diluted loss per common share). This variance was primarily due to significantly increased project activities at the UKMP projects of $9.1 million in the quarter compared to $5.6 million in the same period of 2011. Another significant factor was due to the presence of stock-based compensation expense of $2.0 million during 2012 as a result of granting of 6.0 million options to directors, officers and employees during the fiscal year. As the Company was not a publicly traded entity in 2011, there are no similar stock-based compensation charges for the comparable period.

Other important variances for the three-month period ended August 31, 2012 compared to the same period in 2011 are as follows: (a) $0.8 million in general and administrative expenses in 2012 compared to $0.03 million in 2011, primarily as a result of NovaCopper becoming a public company following the completion of the spin-out from NOVAGOLD. General and administrative expenses also include expenses incurred by the Company under a services agreement with NOVAGOLD which totaled $0.4 million for the third quarter including rent; (b) as mentioned above, $0.3 million in salaries expense in 2012 compared to $nil in 2011 because the Company had no corporate employees in the prior year; and (c) $0.5 million accretion expense in 2011 from property payments owing on the Ambler property which were completed in 2011 which resulted in no comparable expense in 2012.

Selected financial data

Quarterly information

The following unaudited quarterly information is prepared in accordance with U.S. GAAP.

	in thousands of dollars,
	except per share amounts
	08/31/12	05/31/12	02/29/12	11/30/11	8/31/11	5/31/11	2/28/11	11/30/10
	$	$	$	$	$	$	$	$
Gross revenues (loss)	19	10	(1)	-	-	-	-	-
Mineral property expenses	9,139	2,421	637	233	5,589	2,433	346	217
Loss for the quarter	(12,559)	(9,753)	(865)	(1,653)	(6,285)	(2,754)	(644)	(660)
Loss per common share – basic and diluted	(0.27)	(0.62)	(4,325)	(11,789)	(62,850)	(74,432)	N/A	N/A

Factors that can cause fluctuations in the Company’s quarterly results include the timing of the exploration field season at the Company’s properties, timing of annual property payments, stock option vesting, and issuance of shares. Other factors that have caused fluctuations in the Company’s quarterly results that would not be expected to re-occur include the incorporation of the Company and completion of the spin-out of NovaCopper. Prior to April 2011, the Company had no shares outstanding as it was not yet incorporated. As a result, there is no comparable loss per share for those periods prior to incorporation.

During the last quarter of fiscal 2010, the Company incurred accretion expense of $0.3 million due to accretion relating to property payments owing on the Ambler property in January 2011 and 2012. During the first quarter of 2011, the Company recorded $0.3 million as a result of accretion relating to the property payments. During the second quarter of 2011, the Company had mineral property expenses of $2.4 million as a result of the start-up of the exploration field season. As NovaCopper was incorporated during the second quarter of 2011, a loss per common share was presented. During the third quarter of 2011, the Company had mineral property expenses of $5.6 million as the full quarter was during the exploration field season and accretion expense of $0.5 million due to an early payment of property payments owing on the Ambler property. During the fourth quarter of 2011, the Company incurred $1.3 million in general and administrative expenses as a result of general expenses that were incurred as part of NovaCopper incurring management fees from NOVAGOLD. During the first quarter of 2012, the Company recorded expenses of $0.6 million in mineral property expenses in preparation activities for field season and ongoing engineering studies. During the second quarter of 2012, the Company had stock-based compensation expense of $5.5 million, $0.7 million for general and administrative and $0.7 million for salaries expense recorded as a result of the completion of the spin-off from NOVAGOLD. During the third quarter of 2012, the Company had mineral property expenses of $9.1 million as a larger exploration program was conducted than previous years during which the third quarter encompasses the majority of the field season. Additionally, stock-based compensation expense of $2.0 million was recognized due to the vesting of previously granted stock options.

6	NovaCopper Inc.
Q3-2012

Management’s Discussion & Analysis
(Unaudited)
(expressed in US dollars)

The Company’s properties are not yet in production; consequently, the Company believes that its loss (and consequent loss per common share) is not a primary concern to investors in the Company.

Liquidity and capital resources

At August 31, 2012, the Company had $29.1 million in cash and cash equivalents. The Company expended $13.2 million on operating activities during the nine-month period ended August 31, 2012, compared with expenditures of $7.4 million for operating activities for the same period in 2011. A significant portion of cash spent on operating activities during both periods was expended on mineral property expenses. As the UKMP field season is between May and early October of each year, the majority of mineral property expenses and operating activities are incurred during this period. The increase in operating activities from 2011 to 2012 is mostly due to expenditures in the period for general and administrative and salaries expense for which there was no comparative spending in 2011.

During the nine-months ended August 31, 2012, the Company generated $43.8 million in cash from financing activities compared with $8.8 million in the same period in 2011. The Company received cash of $40.0 million from NOVAGOLD in April 2012 with the completion of the Plan of Arrangement. The Company received additional funding of $3.8 million to fund operating expenses incurred up to April 30, 2012 compared with $8.8 million in operating expense funding provided in the same period in 2011. The decrease in funding relates to five months of funding in 2012 compared to nine months of funding in 2011. In 2011, a portion of the total $32.8 million in funding received from NOVAGOLD repaid the remaining $24.0 million note payable on the purchase of the Ambler property.

During the quarter, the Company expended $1.5 million on investing activities compared with $1.4 million in 2011. In 2011, the Company’s focus was on building a camp and acquiring equipment to assist in its efforts. In 2012, the Company spent a comparable amount on acquiring additional equipment to maintain and improve road access and expand sleeping capacity of its camp.

The Company has no material off-balance sheet arrangements or operating leases.

Contractual obligated undiscounted cash flow requirements as at August 31, 2012 are as follows.

	in thousands of dollars,
	unless otherwise specified
	Total	< 1 Year	1–2 Years	2–3 Years	3–4 Years	Thereafter
	$	$	$	$	$	$
Accounts payable and accrued liabilities	2,765	2,765	-	-	-	-
Due to related parties (a)	111	111	-	-	-	-

(a) Amounts due to related parties consist of current accounts payable owing to NOVAGOLD under its Services Agreement.

Related party transactions

Expenses to April 30, 2012 were funded by NOVAGOLD and its affiliates. NOVAGOLD is a company with directors and officers in common. During the nine-months ended August 31, 2012, NOVAGOLD and its affiliates provided management and office services totaling $0.5 million to the Company, including rent and a one-time set-up fee of $49,000 pursuant to a Services Agreement.

During the nine-months ended August 31, 2012, the Company provided exploration and management services in the amount of $29,000 to NOVAGOLD under the Services Agreement.

NovaCopper Inc.	7
Q3-2012

Management’s Discussion & Analysis
(Unaudited)
(expressed in US dollars)

The Company had accounts receivable of $13,000 at August 31, 2012 due from NOVAGOLD. The Company had payables due to related parties of $111,000 at August 31, 2012 and $395,000 at November 30, 2011 due to NOVAGOLD and its affiliates. The amount due at November 30, 2011 was contributed as part of NOVAGOLD’s funding of NovaCopper prior to the effective date of the Plan of Arrangement.

Financial instruments

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

(a) Currency risk

Currency risk is the risk of a fluctuation in financial asset and liability settlement amounts due to a change in foreign exchange rates. The Company operates in the United States and Canada with some expenses incurred in Canadian dollars. The Company’s exposure is limited to cash of CDN$314,000, accounts receivable of CDN$21,000 and accounts payable of CDN$148,000. Based on a 10% change in the US-Canadian exchange rate, assuming all other variables remain constant, the Company’s net loss would change by approximately $17,000.

(b) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company holds cash and cash equivalents with a Canadian Chartered financial institution which are composed of financial instruments issued by Canadian banks. The Company’s accounts receivable consist of HST receivable from the Federal Government of Canada, amounts due from related parties and receivables due for camp and management services provided to other parties. The Company’s exposure to credit risk is limited to the balance of cash and cash equivalents and accounts receivable as recorded in the financial statements.

(c) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulties raising funds to meet its financial obligations as they fall due. The Company is in the exploration stage and does not have cash inflows from operations; therefore, the Company manages liquidity risk through the management of its capital structure and financial leverage. The Company’s contractually obligated cash flow is disclosed under the section Liquidity and capital resources.

(d) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company holds excess cash balances in money market funds which limits the risk of loss due to interest rate changes to $nil.

(e) Price risk

The Company is exposed to price risk with respect to commodity prices as future profitability and long-term viability will depend, in large parts on the price of copper, zinc, lead, gold and silver. The market prices for such metals are volatile and subject to numerous factors beyond Management’s control. Management closely monitors commodity prices to determine the appropriate course of action to be taken. The Company does not have any hedging or other commodity-based risks respecting its operations.

As the Company is currently in the exploration phase none of its financial instruments are exposed to commodity price risk; however, the Company’s ability to obtain long-term financing and its economic viability could be affected by commodity price volatility.

8	NovaCopper Inc.
Q3-2012

Management’s Discussion & Analysis
(Unaudited)
(expressed in US dollars)

New accounting pronouncements

Unless otherwise noted, the following revised standards and amendments are effective for annual periods beginning on or after December 1, 2011 or as noted. The Company is continuing to assess the impact of these standards and amendments or has determined whether it will early adopt them as noted.

i.	Share-based payments and exercise price

The Financial Accounting Standards Board (“FASB”) issued accounting standard update (“ASU”) to Topic 718 which provides guidance on whether a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades should be classified as a liability when the exercise price is not denominated in either a foreign operation’s functional currency or the currency in which an employee’s pay is denominated. The guidance clarifies that if a share-based payment award with an exercise price denominated in a currency of a market in which a substantial portion of the entity’s equity securities trade, it would not be considered to contain a condition that is not a market, performance or service condition that would require classification as a liability if it otherwise qualifies for equity classification. This guidance is effective for interim and annual periods beginning after December 15, 2010 and is effective for the Company beginning December 1, 2011. Adoption of this guidance had no impact on the Company’s interim consolidated financial statements.

ii.	Presentation of comprehensive income

In June 2011, the FASB issued an update to Topic 220, “Presentation of Comprehensive Income”. This ASU provides that an entity that reports items of other comprehensive income has the option to present comprehensive income in either 1) a single statement that presents the components of net income and total net income, the components of other comprehensive income and total other comprehensive income, and a total for comprehensive income; or 2) a two-statement approach which presents the components of net income and total net income in a first statement, immediately followed by a financial statement that presents the components of other comprehensive income, a total for other comprehensive income, and a total for comprehensive income. The option in current U.S. GAAP that permits the presentation of other comprehensive income in the statement of changes in equity was eliminated. The guidance will be applied retrospectively and is effective for annual periods beginning after December 15, 2011. Early adoption is permitted. The Company has elected to early adopt the guidance effective December 1, 2011. The Company’s current one-statement approach resulted in no impact to presentation.

iii.	Comprehensive income

In December 2011, the FASB issued “Comprehensive Income – Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (“ASU 2011-12”). ASU 2011-12 defers changes in Update 2011-05 that relate to the presentation of reclassification adjustments. ASU 2011-12 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 (year ending November 30, 2013 for the Company). The Company does not expect the adoption of ASU 2011-12 to have a material impact on our results of operations, financial condition, or cash flows.

Risk factors

The Company and its future business, operations and financial condition are subject to various risks and uncertainties due to the nature of its business and the present stage of exploration and development of its mineral properties. Certain of these risks and uncertainties are under the heading “Risk Factors” under Schedule “I – Information Concerning NovaCopper Post-Arrangement” in NOVAGOLD’s Management Proxy Circular dated February 27, 2012 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov under NOVAGOLD’s company profile and on EDGAR at www.sec.gov under NovaCopper’s company profile.

NovaCopper Inc.	9
Q3-2012

Management’s Discussion & Analysis
(Unaudited)
(expressed in US dollars)

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the US Securities and Exchange Commission and Canadian Securities Administration, as at the end of the current reporting period. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in internal control over financial reporting

There have been no changes in the Company’s internal controls over financial reporting during the three month period ended August 31, 2012 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting. The Company continues to evaluate its internal control over financial reporting on an ongoing basis to identify improvements.

Cautionary notes

Forward-looking statements

This Management’s Discussion and Analysis contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, including the Company’s plans and expectations relating to its Ambler and Bornite properties, completion of transactions, market prices for precious and base metals, or other statements that are not statements of fact. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning mineral resource estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

  assumptions made in the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
10	NovaCopper Inc.
Q3-2012

Management’s Discussion & Analysis
(Unaudited)
(expressed in US dollars)
  our ability to achieve production at any of the Company’s mineral exploration and development properties;
  estimated capital costs, operating costs, production and economic returns;
  estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company’s resource and reserve estimates;
  our expected ability to develop adequate infrastructure and that the cost of doing so will be reasonable;
  assumptions that all necessary permits and governmental approvals will be obtained;
  our expectations regarding demand for equipment, skilled labour and services needed for exploration and development of mineral properties; and
  our activities will not be adversely disrupted or impeded by development, operating or regulatory risks.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  risks related to inability to define proven and probable reserves and none of the Company’s mineral properties are in production or under development;
  uncertainties relating to the assumptions underlying the Company’s resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;
  risks related to uncertainty of whether there will ever be production at the Company’s mineral exploration and development properties;
  risks related to the Company’s ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;
  risks related to the Company’s ability to finance its planned exploration activities at its mineral properties or to complete further exploration programs;
  risks related to the Company’s ability to finance the development of its mineral properties through external financing, strategic alliances, the sale of property interests or otherwise;
  increased regulatory compliance costs related to the Company’s loss of its foreign private issuer status as of December 1, 2012;
  commodity price fluctuations;
  risks related to market events and general economic conditions;
  uncertainty of estimates of capital costs, operating costs, production and economic returns;
  risks related to lack of infrastructure;
  risks related to inclement weather which may delay or hinder exploration activities at its mineral properties;
  the Company’s history of losses and expectation of future losses;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
  uncertainty related to inferred mineral resources;
  risks related to the third parties on which the Company depends for its exploration and development activities;
  dependence on cooperation of joint venture partners in exploration and development of properties;
  mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;
  credit, liquidity, interest rate and currency risks;
  uncertainty as to the Company’s ability to acquire additional commercially mineable mineral rights;
  risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;
  the risk that permits and governmental approvals necessary to develop and operate mines on the Company’s properties will not be available on a timely basis or at all;
  risks related to governmental regulation and permits, including environmental regulation;
  risks related to the need for reclamation activities on the Company’s properties and uncertainty of cost estimates related thereto;
  uncertainty related to title to the Company’s mineral properties;
  risks related to competition in the acquisition of mineral properties;
  risks related to unknown liabilities in connection with acquisitions;
  the Company’s need to attract and retain qualified management and technical personnel;
  risks related to conflicts of interests of some of the directors of the Company;
NovaCopper Inc.	11
Q3-2012

Management’s Discussion & Analysis
(Unaudited)
(expressed in US dollars)
  risks related to sufficient time spent by officers of the Company on the Company’s affairs;
  risks related to the Company’s dependence on a Services Agreement of which the term is limited;
  uncertainty as to potential future litigation;
  risks related to global climate change;
  risks related to adverse publicity from non-governmental organizations;
  risks related to future sales or issuances of equity securities decreasing the value of existing common shares, diluting voting power and reducing future earnings per share;
  uncertainty as to the volatility in the price of the Company’s shares;
  the Company’s expectation of not paying cash dividends;
  adverse federal income tax consequences for U.S. shareholders should the Company be a passive foreign investment company;
  risks related to the Company’s majority shareholder;
  uncertainty as to the Company’s ability to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and
  increased regulatory compliance costs relating to the Dodd-Frank Act.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in NOVAGOLD’s Management Proxy Circular as outlined in Schedule “I – Information Concerning NovaCopper Post-Arrangement” dated February 27, 2012, filed with the Canadian securities regulatory authorities, NovaCopper’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by NovaCopper and filed with the appropriate regulatory agencies.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

12	NovaCopper Inc.
Q3-2012

Management’s Discussion & Analysis
(Unaudited)
(expressed in US dollars)

Reserve and resource estimates

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this Management’s Discussion and Analysis have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

NovaCopper Inc.	13
Q3-2012